Exhibit 99.1

NIP Group to Report Unaudited Financial Results for the Second Half and Full Year 2024 on April 30, 2025

ABU DHABI, United Arab Emirates, Apr. 25, 2025 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that it plans to report its unaudited financial results for the six months and full year ended December 31, 2024, before the U.S. market opens on April 30, 2025.

The Company’s management team will hold a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, April 30, 2025 (3:00 P.M. Abu Dhabi Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	NIP Group Inc. Second Half and Full Year 2024 Earnings Call
Registration Link:	https://register-conf.media-server.com/register/BIe5577432f0464227a33354d4e0532885

All participants must use the link provided above to complete the online registration process prior to the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.nipgroup.gg/.

About NIP Group Inc.

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia, and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

For investor and media inquiries, please contact

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg